April 6, 2005

FOLEY & LARDNER LLP

ATTORNEYS AT LAW

100 North Tampa Street, Suite 2700

Tampa, FL 33602-5810

P.O. Box 3391

Tampa, FL 33601-3391

813.229.2300 TEL

813.221.4210 FAX

www.foley.com

WRITER’S DIRECT LINE

813.225.4122

ccreely@foley.com Email

Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street NW

Washington, D.C. 20549

Mail Stop 03-09

Re:	Accentia Biopharmaceuticals, Inc.

Amendment No. 1 to Registration Statement on Form S-1

File Number 333-122769

Dear Mr. Riedler:

On behalf of Accentia Biopharmaceuticals, Inc. (the “Company”), we are transmitting herewith Amendment No. 1 (“Amendment No. 1”) to the Form S-1 Registration Statement that was filed by the Company on February 11, 2005 (the “Registration Statement”). Enclosed supplementally with the hard copy of this letter are three clean copies of Amendment No. 1, as well as three blacklined copies of Amendment No. 1 showing the changes that were made to the originally filed Registration Statement. Also enclosed with the hard copy of this letter is a bound set of supplemental materials divided by numerical tabs (the “Supplemental Materials”). All references in this letter to a particular “Tab” shall constitute a reference to the corresponding Tab in the Supplemental Materials.

The following are the Company’s responses to the Staff’s letter of March 11, 2005 containing the Staff’s comments regarding the originally filed Registration Statement. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

FORM S-1

General

1.	Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding these materials.

RESPONSE: Please be advised that, except for the stylized Company name and logo on the prospectus front and back cover pages, the Company does not intend to use any graphic, visual, or photographic information as a part of the printed prospectus. We understand that,

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if the Company changes its intention in this regard, the Company must provide such information to the Commission for comment.

2.	Please complete all of the non-pricing blank sections of your filing prior to filing your next amendment.

RESPONSE: As discussed with the Staff, most of the blank sections in the original filing were for common stock share numbers that will be reflected in the prospectus on an as-converted basis (i.e., assuming the automatic conversion of all series of preferred stock into common stock upon the closing of the offering). Because the determination of the conversion ratio for the Company’s Series E Convertible Preferred Stock will depend on the per share initial public offering price for this offering, it is not possible to determine the as-converted common share numbers until pricing information is available. The Company intends to insert a price range in its next amendment, in which case it will include the as-converted common share numbers at that time based on the mid-point of the identified price range. However, in Amendment No. 1, because the pricing information has not yet been inserted, many of these numbers are intentionally still left blank, including the share numbers on pages 6, 7, 9, 40, 41, 42, 43, 133, 134, and 141.

3.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

RESPONSE: The Company duly notes and acknowledges this comment.

4.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and l0% if you price above $20.

RESPONSE: The Company duly notes and acknowledges this comment.

5.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

RESPONSE: The Company duly notes and acknowledges this comment.

6.	Provide a currently dated and appropriately signed consent from your independent accountants in the amendment for which you will request effectiveness.

RESPONSE: The Company duly notes and acknowledges this comment.

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April 6, 2005

Cover Page

7.	Please revise the first line where you disclose the number of shares of common stock to say “up to (blank) shares of our common stock.”

RESPONSE: The Company has revised this language in accordance with the Staff’s comment.

Table of Contents

8.	Please relocate the first paragraph at the top of this page and the paragraphs below the table of contents so that they appear somewhere after the Risk Factors section in the filing.

RESPONSE: Please be advised that the subject paragraphs have been relocated in accordance with this comment. Specifically, the paragraph beginning with “You should rely . . .”, which previously appeared above the table of contents, now appears on page 37 of Amendment No. 1. The paragraph beginning with “Through and including . . .” now appears on page 145 of Amendment No. 1. The paragraph beginning with “This prospectus contains trademarks . . .”, has been deleted from the prospectus in light of the fact that similar language serving the same purpose is already set forth in the last sentence of the third-to-last paragraph on page 5 of the Summary.

Prospectus Summary, page 1

9.	Your summary does not present a balanced view of your business. Currently, your summary is a detailed discussion of only the positive aspects of your company’s business and products. Please revise the summary to present a balanced picture. The revised discussion should include, among other things, your history of losses, accumulated deficit, that you have no commercially viable products or FDA approved products, and that you expect to continue incurring substantial losses for the foreseeable future and may never achieve profitability. Please also note that the balancing disclosure you provide should be no less prominent than your positive disclosure. This means that you cannot satisfy the comment by merely providing a cross-reference to the risk factors section.

RESPONSE: In response to this comment, please be advised that the Company has significantly expanded the disclosure contained under the Summary caption entitled “Risks Associated with Our Business and Strategy.” The expanded disclosure includes an explanation of the material facts and risks that the Company believes are necessary to present a more balanced picture in the Summary. This expanded disclosure includes a discussion of each of the factors described in the Staff’s comment above, to the extent such factors are applicable and material to the Company, plus a discussion of other factors that the Company believes are material.

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10.	As you have chosen to include a summary of your strategy, please revise to include a discussion of the risks and obstacles you must address in implementing this strategy.

RESPONSE: In response to this comment, the Company has modified the caption in the Summary entitled “Risks Associated with Our Business” so that it now reads “Risks Associated with Our Business and Strategy.” Additionally, the Company has added disclosure under this caption explaining the material risks and obstacles that the Company believes it needs to address in implementing its business strategy.

11.	Please eliminate jargon and technical terms from the forepart of the prospectus and provide a “plain English” explanation or substitute. For example, these words and phrases appear in your summary in other parts of the prospectus:

•	“intranasal”

RESPONSE: The Company has added a definition of “intranasally” in the first sentence under the “SinuNase” caption on page 1 of Amendment No. 1. Please be advised that, as a result of the inclusion of this definition in this sentence, the Company has moved the definition of “CRS” from this sentence to the third sentence of the first paragraph of the Summary section.

•	“oral corticosteroids”

RESPONSE: This term “corticosteroids” was already defined in the middle of the first paragraph under the “SinuNase” caption in the Summary, and that definition has been retained. In addition, the Company has changed the term “oral” to “orally administered” in such paragraph in order to further clarify the term.

•	“antifungals”

RESPONSE: Under the “SinuNase” caption in the Summary, the first sentence of the second paragraph has been revised to include a definition of “antifungals.”

•	“applied topically”

RESPONSE: In the fourth paragraph under the “SinuNase” caption in the Summary, the Company has revised the fourth sentence to provide a definition of “topically.”

•	“oral suspension”

RESPONSE: The Company has inserted a new second sentence into the first paragraph under the “SinuNase” caption in the Summary; this new sentence provides a definition of “suspension.”

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•	“antigen”

RESPONSE: In the second paragraph under the “Biovaxid” caption in the Summary, a sentence has been added to define “antigen.”

•	“hybridoma”

RESPONSE: At the beginning of the third paragraph of the “Biovaxid” caption in the Summary, the Company has revised and expanded the disclosure to define “hybridoma” and explain its meaning in more detail.

•	“mammalian”

RESPONSE: The Company has included a definition of “mammalian” in the revised language at the beginning of the third paragraph under the “Biovaxid” caption in the Summary.

•	“higher fidelity”

RESPONSE: The Company has included the applicable definition of “high fidelity” in the revised language at the beginning of the third paragraph under the “Biovaxid” caption in the Summary.

If you must include technical terms in the body of your prospectus that are understood only by industry experts you must make every effort to concisely explain these terms where you first use them.

RESPONSE: This comment is duly noted and acknowledged. Please be advised that, in addition to the above definitional changes, the Company has added the following definitions to Amendment No. 1:

•	On page 80 of Amendment No. 1, in the second paragraph under the caption “Development Status,” definitions have been added for “phospholipids” and “aqueous.”

•	On page 85 of Amendment No. 1, in the fourth full paragraph under the caption “Biovaxid Treatment and Production Process,” definitions have been added for “conjugated” and “immunogenicity.”

•	On page 91 of Amendment No. 1, in the “Histex Heritage Products” paragraph, a definition has been added for “rhinorrhea.”

Risk Factors

12.	Please revise the risk factors where appropriate to replace generic language with specific disclosure of exactly how these risks have affected and will affect your operations, financial condition or business, and if practicable to quantify, the specific and immediate effects to investors of each risk that you have identified. For example, you use general phrases such as

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“material adverse effect” throughout the risk factor section. These generic phrases are subject to varying interpretations and, therefore, do not adequately explain the risk or concern to which you refer. Please revise to describe the adverse effect(s) in greater detail.

RESPONSE: Please be advised that the Company has, in response to this comment, made the following changes in Amendment No. 1 in order to describe the adverse effects in greater detail:

•	In the risk factor captioned “We have not yet submitted our IND for SinuNase . . . .”, the Company has added a sentence at the end of the risk factor describing the possible effect of SinuNase not receiving Fast-Track status. See page 10 of Amendment No. 1.

•	In the risk factor captioned “If we fail to obtain FDA approval . . . .”, the Company has added a sentence to the end of such risk factor describing the possible effects of a delay or failure in obtaining FDA approval of any product. See page 11 of Amendment No. 1.

•	In the risk factor captioned “Mayo Foundation is not precluded from licensing . . . .”, the Company has included additional disclosure in the last sentence of such risk factor stating that the Company may not be able to commercialize or generate revenue from SinuNase if a competing product is shown to have a better efficacy and safety profile than SinuNase. See page 13 of Amendment No. 1.

•	In the risk factor captioned “Delays in clinical testing could result . . . .”, the Company modified the last sentence of such risk factor to state that delays in clinical testing could delay or impair the ability of the Company to commercialize and generate revenues from SinuNase, Biovaxid, and its other products. See page 14 of Amendment No. 1.

•	In the risk factor captioned “We have no experience manufacturing Biovaxid . . . .”, the Company added a sentence to the end of such risk factor stating that the Company will not be able to commercialize and generate revenues from Biovaxid if the Company or a third party cannot manufacture sufficient quantities of the product at a reasonable cost to support commercial use. See page 16 of Amendment No. 1.

•	In the risk factor captioned “We may experience difficulties in manufacturing Biovaxid . . . .”, the Company has included additional disclosure to the second, third, and fourth paragraphs regarding the risk of delays in generating revenue and increased costs. See page 17 of Amendment No. 1.

•	In the risk factor captioned “Inability to obtain approval of a supplemental IND . . . .”, the Company added language to the last sentence of such risk factor regarding the risk of delays in generating revenue and increased costs. See page 17 of Amendment No. 1.

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•	In the risk factor captioned “We are dependent on third-party development partners . . . .”, the Company added language to the end of the last sentence of such risk factor describing the risk of delays in generating revenue and increased costs. See page 18 of Amendment No. 1.

•	In the risk factor captioned “We may find it difficult to prevent compounding pharmacies . . . .”, the Company added a sentence at the end of the risk factor stating that off-label compounding of amphotericin B solution could hinder the Company’s ability to generate enough revenue to justify development costs and to achieve or maintain profitability. See page 22 of Amendment No. 1.

•	In the risk factor captioned “If we are sued for infringing intellectual property . . . .”, the Company added a sentence to the end of such risk factor stating that the described actions could harm the Company’s competitive position and its ability to generate revenue and could result in increased costs. See page 22 of Amendment No. 1.

•	In the risk factor captioned “The revenues that we receive from sublicensing . . . .”, the Company replaced the phrase “could be materially adversely affected” with “could materially decline.” See page 23 of Amendment No. 1.

•	In the risk factor captioned “Physicians may be reluctant to prescribe . . . .”, the Company revised the last sentence to state “Such decline could cause our revenues to decline materially and harm the business of our company.” See page 24 of Amendment No. 1.

•	In the risk factor captioned “We currently depend on a sole-source supplier . . . .”, the Company added a sentence to the end of such risk factor stating that the described delays could cause further delays in the commercialization of Bioaxid, the ability to generate revenue from Biovaxid, and increased costs. See page 24 of Amendment No 1.

•	In the risk factor captioned “The market may not be receptive . . . .”, the Company added language to the last sentence stating that the failure of the Company’s product pipeline to gain market acceptance could impair the Company’s ability to generate revenues.” See page 25 of Amendment No. 1.

•	In the risk factor captioned “If we fail to comply with extensive regulations . . . .”, the Company has included additional disclosure in the third-to-last paragraph of such risk factor stating that failure to comply could impair the Company’s ability to generate revenues and increase the Company’s compliance costs. See page 27 of Amendment No. 1.

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13.	Please include a separate stand alone risk factor to disclose any known side effects of your product candidates, in particular, side effects associated with SinuNase and Biovaxid.

RESPONSE: In response to this comment, the Company has added a new stand-alone risk factor on page 12 of Amendment No. 1. This risk factor is entitled “Current or future clinical trials for SinuNase and/or Biovaxid may demonstrate unexpected or unanticipated side effects from these treatments.” The Company supplementally advises the Staff that, except for the minor side effects mentioned in this risk factor, the clinical studies for SinuNase and Biovaxid have not to date demonstrated any side effects associated with these treatments.

14.	Please revise to include a description and caption that addresses your material legal proceedings as discussed on page 94.

RESPONSE: In response to this comment, the Company has added a new risk factor beginning on page 31 of Amendment No. 1 under the caption “We occasionally become subject to commercial disputes that could harm our business . . . .”

We are largely dependent on the success of our two most significant . . . , page 9

15.	Many of the factors included in this risk factor warrant separate disclosure. To the extent they have been discussed as separate risk factors, delete them from this discussion, if they have not been discussed independently, please consider including separate risk factor disclosure addressing them.

RESPONSE: In response to this comment, the Company has deleted the last sentence of the first paragraph of this risk factor, as well as the entire second paragraph (including the bullet-points). Each of the factors discussed in the deleted language is already discussed independently in one or more of the following risk factors:

•	“We have not yet submitted our IND for SinuNase . . . .” (see page 10 of Amendment No. 1).

•	“If we fail to obtain FDA approval of SinuNase . . . .” (see page 10 of Amendment No. 1).

•	“Before we can seek regulatory approval of SinuNase or Biovaxid . . . .” (see page 11 of Amendment No. 1).

•	“Our clinical trials for SinuNase and/or Biovaxid may produce negative or inconclusive results . . . .” (see page 12 of Amendment No. 1).

•	“The commercialization of our product candidates may not be profitable . . . .” (see page 15 of Amendment No. 1).

•	“We may experience difficulties in manufacturing Biovaxid . . . .” (see page 16 of Amendment No. 1).

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•	“The market may not be receptive to our products . . . .” (see page 25 of Amendment No. 1).

•	“If we fail to comply with extensive regulations . . . .” (see page 26 of Amendment No. 1).

•	“The insurance coverage and reimbursement status of newly approved products . . . .” (see page 28 of Amendment No. 1).

If clinical trials of SinuNase, Biovaxid, or any of our current or future . . . , page 10

16.	We note the list of factors that may impede your ability to initiate and complete clinical trials. If you have experienced any of these problems, please revise to describe the situation and the consequences. It may be necessary to break the discussion into separate risk factor discussions, addressing each of the factors separately.

RESPONSE: Please be advised that, in response to the Staff’s comments #13, #18, and #19, the Company has added new stand-alone risk factors with respect to each of those comments. After reviewing these new risk factors in combination with the information set forth in various other pre-existing risk factors, the Company has determined that the information in the risk factor which is the subject of this comment #16 is duplicative and is covered in more detail in the various other new and pre-existing risk factors. Accordingly, in order to avoid duplication and respond to the Staff’s suggestion about breaking this discussion into separate risk factors, the Company has deleted this risk factor. The Company supplementally advises the Staff that, to the extent that the Company has experienced any of the problems listed in this deleted risk factor, the disclosure of each such problem is discussed in a relevant new or pre-existing risk factor. Please be advised that the Company believes that all of the information set forth in this deleted risk factor, together with disclosure of any of the problems listed in this deleted risk factor, is now set forth in the following risk factors:

•	“If we fail to obtain FDA approval . . . .”, which is a pre-existing risk factor on page 10 of Amendment No. 1.

•	“Before we can seek regulatory approval of SinuNase or Biovaxid . . . .”, which is a new risk factor on page 11 of Amendment No. 1.

•	“Failure to enroll patients in our clinical trials . . . .”, which is a new risk factor on page 12 of Amendment No. 1.

•	“Our clinical trials for SinuNase and/or Biovaxid . . . .”, which is a new risk factor on page 12 of Amendment No. 1.

•	“Current or future clinical trials for SinuNase and/or Biovaxid . . . .”, which is a new risk factor on page 12 of Amendment No. 1.

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•	“Delays in clinical testing could result . . . .”, which is a pre-existing risk factor on page 13 of Amendment No. 1.

17.	If there are clinical trial participants who have experienced any adverse side effects, please revise to describe them.

RESPONSE: As discussed under comment #13 above, the Company has added a new stand-alone risk factor entitled “Current or future clinical trials for SinuNase and/or Biovaxid may demonstrate. . . .” This risk factor appears on page 12 of Amendment No. 1.

18.	Please revise to include a separate stand alone risk factor addressing the possibility that you might be required to conduct additional preclinical and phase III clinical studies and the potential consequences if you are required to perform such studies.

RESPONSE: The Company has added a new stand-alone risk factor entitled “Our clinical trials for SinuNase and/or Biovaxid may produce . . . .” This risk factor appears on page 12 of Amendment No. 1.

19.	Please include a separate stand alone risk factor that addresses the risks associated with conducting clinical trials. Your disclosure should include the possibility of not enrolling enough patients, costs, FDA non-approval, etc.

RESPONSE: The Company has added a new stand-alone risk factor entitled “Before we can seek regulatory approval of SinuNase or Biovaxid, . . . .” This risk factor appears on page 11 of Amendment No. 1.

If we fail to obtain FDA approval of SinuNase, Biovaxid, or any of our other . . . , page 10

20.	If you intend to seek approval of your product in each of these foreign markets, please revise to disclose this information. If you can market your product in these countries once you receive FDA approval, please explain.

RESPONSE: The Company has added a new paragraph to this risk factor discussing the foreign markets in which in which the Company intends to seek approval for SinuNase and Biovaxid. This new paragraph is set forth on page 10 of Amendment No. 1.

Lack of precedent for FDA approval of a patient-specific active idiotvpe vaccine . . . , page 11

21.	Please revise to combine this risk factor with the one immediately preceding it, as it is discussing the same subject matter of FDA approval and does not likely warrant its own risk factor caption and description.

RESPONSE: As requested by the Staff, the Company has combined this risk factor with the prior risk factor.

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Delays in clinical testing could result in increased costs to us . . . , page 11

22.	Please quantify the estimated costs to complete clinical trials.

RESPONSE: The Company has added a sentence to the first paragraph of this risk factor quantifying the estimated costs to complete clinical trials for SinuNase and Biovaxid.

23.	We note your statement that you may experience delays in conducting and completing clinical trials. To the extent applicable, please revise to describe any delays you have experienced and the cause of these delays. It may be necessary to discuss each of the causes as a separate risk factor.

RESPONSE: In response to this comment, the Company has added a sentence to the end of the first paragraph of this risk factor to disclose that the Company previously experienced a delay with the Biovaxid clinical trials as a result of the transfer of the Biovaxid IND from the NCI to the Company. Please see page 13 of Amendment No. 1.

In addition, the Company has included the following sentence in the new “Failure to enroll . . . .” risk factor appearing on page 12 of Amendment No. 1: “For example, the Phase III clinical trial for our Biovaxid vaccine may experience slower-than-expected enrollment due to an increasing tendency of physicians to prescribe Rituxan, a monoclonal antibody, as a first line of treatment for NHL instead of chemotherapy, while our clinical trial protocol for Biovaxid requires a patient to first achieve a six-month remission following chemotherapy treatment.”

We also note that there is a delay risk associated with the Company’s transfer of certain Biovaxid manufacturing steps from its Minnesota facility to its Massachusetts facility, but this risk had already been disclosed in the risk factor entitled “Inability to obtain regulatory approval for our manufacturing facility . . . .” (see page 14 of Amendment No. 1). Please be advised that the Company has moved this “Inability” risk factor so that it now appears immediately after the “Delays in clinical testing” risk factor.

The Company has considered each of the delay risks identified in these risk factors and has concluded that the “Failure to enroll” and “Inability” risks are sufficiently material to warrant stand-alone risk factors, while the other delay risks are appropriately included in the more general “Delays in clinical testing” risk factor and do not warrant a stand-alone risk factor.

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We have incurred significant costs in our development efforts to date . . . , page 12

24.	Please revise the disclosure to indicate that as a result of continuing losses, you may exhaust your resources and be unable to complete the development of your products. Additionally, clearly state that your accumulated deficit will continue to increase as you continue to incur losses.

RESPONSE: The Company has added a sentence to the last paragraph of this risk factor stating that the Company may continue to experience net losses for the foreseeable future, in which case the Company’s accumulated deficit will continue to increase and the Company may exhaust its resources and be unable to complete the development of its product candidates.

The commercialization of our product candidates may not …, page 12

25.	Please revise your disclosure to state that even if you receive additional financing, you may not be able to complete planned clinical trials, development, manufacturing and marketing of any or all of your product candidates.

RESPONSE: The Company has added a sentence to the first paragraph of this risk factor stating the following: “Even if we receive additional financing, we may not be able to complete planned clinical trials and the development, manufacturing, and marketing of any or all of our product candidates.”

We may experience difficulties in manufacturing Biovaxid or in obtaining . . . , page 14

26.	If you have experienced any of the problems you describe in this risk factor, please revise to describe these difficulties and their impact on you, if material.

RESPONSE: The Company supplementally advises the Staff that the Company has not to date experienced any of the manufacturing problems described in this risk factor.

We are dependent on third-party development partners for the development . . . , page 15

27.	Please revise your disclosure to indicate you may not find another suitable source of supply that meets your needs to manufacture the MD Turbo device or your other products.

RESPONSE: In accordance with the Staff’s comment #29, as discussed below, the Company has combined this risk factor with the risk factor entitled “We will rely on third-party contract manufacturers . . . .” In response to this comment #27, the following sentence has been added to the combined risk factor: “If we or any of our third-party development partners are unable to continue to access sufficient supply from our third-party contract manufacturers, we may not be able to find another suitable source of supply that meets our need to manufacture the MD Turbo device or any of our other products.”

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We will rely on third-party contract manufacturers for the supply of many of our . . . , page 16

28.	We note you expect to rely on third party suppliers to develop the pharmaceutical formulations. Please revise to identify all of the third party suppliers in addition to Mikart, Inc., on which you are substantially dependent, and file your agreements with these parties. If you have not yet entered into agreements with parties able to provide these services, revise to disclose this information.

RESPONSE: The Company has replaced the first paragraph of this risk factor with a new first paragraph that identifies and describes, in a bullet-point format, all of the third-party suppliers on which the Company believes it is substantially dependent. Please be advised that the agreements with each of these third parties are included as exhibits to Amendment No 1 under the following exhibit numbers: 10.5, 10.6, 10.8, 10.9, 10.10, 10.11, 10.13, and 10.64.

29.	Please combine this risk factor with the risk factor on page 15 with the caption “we are dependent on third-party development partners for the development . . .” It seems the subject matter of the two discuss similar risks and do not warrant separate disclosure.

RESPONSE: Pursuant to this comment, the Company has combined these two risk factors. Please also be advised that the combined risk factor has been revised pursuant to comments #12, #27, and #28.

If we acquire other complementary technologies or companies, our financial . . . , page 17

30.	Please disclose if you have experienced any of difficulties listed in the bullet points and describe the actual or expected consequences for the acquisitions you have completed to date.

RESPONSE: The Company supplementally advises the Staff that it has not experienced any of the difficulties listed in the bullet points to a material extent. The Company has added a sentence to this risk factor stating that it has not been materially impacted by any of these factors with respect to the acquisitions made to date.

We are not able to prevent third parties, including potential competitors, from . . . , page 18

31.	Please disclose the names of known competitors for Biovaxid that you describe on page 79, particularly Genitope and Favrille, and state these two companies have product candidates in Phase III clinical trials.

RESPONSE: The Company has added a new paragraph to this risk factor disclosing the known competitors for Biovaxid and stating that Genitope and Favrille have product candidates in Phase III trials.

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If we are sued for infringing intellectual property rights of third parties . . . , page 21

32.	To the extent you are aware of any intellectual proprietary rights that are being infringed upon or that you have been notified a third party’s belief that you are infringing on their patent(s), please revise to disclose the situation and potential consequences.

RESPONSE: The Company supplementally advises the Staff that the Company is not aware of any intellectual property rights that are being infringed, and to date the Company has not received any credible notification from a third party regarding a belief that the Company is infringing upon any third-party patents.

We currently depend on single source suppliers for critical raw materials . . . , page 21

33.	Please revise to identify all sole source suppliers, if you have already disclosed all of your single source suppliers, please so state, and revise the caption to indicate a single supplier.

RESPONSE: The Company supplementally advises the Staff that, other than the sole-source suppliers mentioned in this risk factor (i.e., BioSyn and Berlex) and the exclusive supply relationships already identified and discussed in the risk factor captioned “We are dependent on third-party development partners . . . .”, the Company is not dependent on any sole source suppliers. Accordingly, in response to this comment, the Company has changed the caption of this risk factor so that it refers specifically to KLH and GM-CSF. In addition, the Company has added a sentence to the end of this risk factor stating that, other than BioSyn, Berlex, and the exclusive supply relationships for MD Turbo, Emezine, Respi-TANN, and the pain products, the Company is not dependent on any sole-source suppliers.

If we fail to comply with extensive regulations enforced by the FDA . . . , page 23

34.	Please revise this in conjunction with the next two risk factors that follow. All of these risk factors deal with governmental compliance or regulatory oversight by governmental agencies. The subheadings are duplicative and as a result, the risk factor disclosure is cumbersome and difficult to read. Please revise to combine where appropriate risks associated with governmental regulation and reserve more in depth discussion of this subject for the government regulation section on page 80.

RESPONSE: In accordance with this comment, the Company has combined these three risk factors and has shortened them in order to reserve more in-depth discussion for the government regulation section. The combined risk factor begins on page 26 of Amendment No. 1 under the caption “If we fail to comply with extensive regulations . . . .”

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We may not be able to maintain sufficient product liability insurance . . . , page 26

35.	Please disclose your insurance coverage limitations and whether or not you believe your coverage is adequate.

RESPONSE: The Company has added two sentences to this risk factor that disclose the current product liability coverage limits and that state the Company’s belief that the current coverage limits are adequate.

The failure to attract and retain skilled personnel could impair our product . . . , page 26

36.	Please identify the individuals with whom you have employment agreements, and disclose whether you have key man life insurance policies for Francis E. O’Donnell, Jr., Martin G. Baum, Steve R. Arikian, and Alan M. Pearce.

RESPONSE: The first paragraph of this risk factor has been revised to state that the Company has entered into employment agreements with each of Messrs. O’Donnell, Baum, Arikian, and Pearce. It has also been revised to state that the Company does not maintain key man life insurance for any of these individuals.

37.	Please disclose whether any key personnel has plans to retire or leave your company in the near future.

RESPONSE: The first paragraph of this risk factor has been revised to state that the Company is not aware of any plans by any key personnel to retire or leave the Company in the near future.

If the ownership of our common stock continues to be highly concentrated, it may . . . , page 30

38.	Please revise your caption and the discussion to state that because of highly concentrated ownership this may also lead to the entrenchment of management.

RESPONSE: The caption and last sentence of this risk factor have both been revised to state that the highly concentrated ownership may result in entrenchment of management.

A significant portion of our total outstanding shares are restricted from immediate . . . , page 30

39.	Please quantify the number of shares that may be issued upon the exercise of outstanding options and warrants.

RESPONSE: Two sentences have been added to the end of this risk factor to disclose (i) the number of shares subject to outstanding and exercisable warrants and options and (ii) the fact that the Company plans to file a registration statement for its equity incentive plans within 180 days of the date of the final prospectus.

Securities and Exchange Commission

April 6, 2005

Use of Proceeds, page 34

40.	We note you plan to use some proceeds for continued development of SinuNase and Biovaxid. Please disclose the specific amounts from your offering proceeds that you intend to allocate for each project under development. Please also state your reasonable estimate as to which stage of development you expect these proceeds will take you as to each project.

RESPONSE: The Company has revised the “Use of Proceeds” section to more specifically identify the amounts that will be spent on the indicated uses and to identify the stage of development through which the proceeds will take the Company. For example, the language has been revised to state that approximately $6.1 million will be used to complete the two concurrent Phase III clinical trials for SinuNase that the Company expects to commence in calendar year 2005. Similar disclosure has been provided for Biovaxid and the Company’s specialty pharmaceutical products.

41.	Please identify with more specificity the uses that you currently categorize as “general corporate purposes,” and state how much of the proceeds you plan to put toward each such use. Also, please provide similar detail for the amount of net proceeds that may be utilized as described in the third paragraph of this section.

RESPONSE: The Company has revised the last bullet-point in the “Use of Proceeds” section to identify the amounts that are expected to be expended on working capital and capital expenditures on a Biovaxid production facility. The Company has revised the third paragraph of this section to state that the Company has not identified the amounts of any funds to be used for the listed purposes.

42.	Please add a statement to the disclosure in this section, which states you will amend the registration statement by post-effective amendment if there are any material changes to application of your net proceeds.

RESPONSE: Please be advised that the Company has decided to omit the requested language in Amendment No. 1, as the Company respectfully believes that it would be unusual to include such a statement in a prospectus for an offering in which all of the shares will be sold immediately after the effectiveness of the registration statement, which is the case with the Company’s proposed firm-commitment underwritten offering. While the Company notes that the requested language is frequently included in prospectuses for transactions that involve continuous offerings, the Company has not seen such language included in a prospectus for a firm-commitment underwritten public offering. In the Company’s firm-commitment underwritten public offering, the underwriters will purchase the offered shares within a few days following the effective date of the registration statement, and the Company therefore cannot determine how it would be able to comply with this language subsequent to the closing of the offering. The Company respectfully requests that the Staff inform the Company if it disagrees with the Company’s analysis contained in this paragraph, in which case the Company will add appropriate language in the next amendment.

Securities and Exchange Commission

April 6, 2005

Selected Consolidated Financial Data, page 39

43.	In accordance with Item 301 of Regulation S-K, please include predecessor financial information.

RESPONSE: The Company has added predecessor financial information to the Selected Consolidated Financial Data.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 43

44.	Please expand your disclosure to include a robust discussion of the unique factors affecting estimation of fair value and both quantified and narrative disclosure of the impact that reasonably likely changes in one or more of those factors would have on reported results, financial position and liquidity. Quantify changes in estimates in each period or state that changes in estimate were not material, if true, and indicate how you determined the amounts were not material.

RESPONSE: In response to this comment, the Company has substantially expanded the disclosure in the Critical Accounting Policies section, particularly the discussions of revenue recognition and valuation of goodwill and intangible assets. In the expanded disclosure, the Company has included disclosure regarding the effect of possible changes in the reserve for sales returns and chargebacks/rebates (see the end of the second paragraph on page 51 of Amendment No. 1) and in the average lives of amortizable intangibles (see the end of the second full paragraph on page 52 of Amendment No. 1.

Purchased In-Process Research and Development, page 45

45.	We note that you recorded significant amounts of In-Process Research and Development costs. Please provide the following disclosures in the notes to financial statements:

RESPONSE: In response to this comment, the Company has substantially expanded the disclosures contained in Note 3 of the financial statements under the caption “Purchased in-process research and development.” This expanded disclosure begins on page F-28 of Amendment No. 1.

a.	Disclose the specific nature and fair value of each significant in-process research and development project acquired.

RESPONSE: As indicated in the expanded disclosure, the in-process research and development charge relates solely to Biovaxid. Although the Phase III trial for Biovaxid is currently in process, when the Company acquired the interest in Biovest in June 2003, the research was deemed not to be far enough along to have the cost of the acquired asset qualify for capitalization. Disclosure of the specific nature and fair value for this project has been added to Note 3 as a part of the expanded disclosure.

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April 6, 2005

b.	Disclose the completeness, complexity and uniqueness of the projects at the acquisition date.

RESPONSE: As explained in more detail in the expanded disclosure, the Biovaxid project was not sufficiently advanced at the time of acquisition to qualify for capitalization and was therefore classified as in-process research and development. The key factor for determining such classification was the conclusion of the Company that there were substantial remaining regulatory approvals at the time of acquisition. Disclosure of the completeness and uniqueness of the project has been provided in Note 3 as a part of the disclosure.

c.	Disclose the nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates.

RESPONSE: As explained in the expanded disclosure, the Phase III clinical trial requires approximately 450 patients to be enrolled. Costs incurred in connection with development of this technology since the date of acquisition are included in research and development in the accompanying statements of operations. Estimated costs to complete the project, which include instrument development, vaccine production, and clinical trials, are estimated at $40.2 million as of December 31, 2004. The Company currently anticipates that it will complete enrollment for its Phase III clinical trial in 2006.

d.	Explain the risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely.

RESPONSE: The Company has added additional disclosure regarding these risks and consequences in Note 3.

e.	Disclose the significant appraisal assumptions, such as:

i.	the period in which material net cash inflows from significant projects are expected to commence;

ii.	material anticipated changes from historical pricing, margins and expense levels; and

iii.	the risk adjusted discount rate applied to the project’s cash flows.

RESPONSE: The significant appraisal assumptions have been added to the disclosure in Note 3. As indicated therein, with regard to material anticipated changes in pricing and margins, the Biovaxid product is a new product, and as such there is no historical pricing precedent in connection with Biovaxid. However, the Company has studied competitive products’ pricing, including payor reimbursement levels, in developing projected cash flows.

Securities and Exchange Commission

April 6, 2005

Results of Operations

Year Ended September 30, 2003 Compared with Year Ended September 30. 2002, page 51

46.	Please note that the results of operations should discuss all periods presented in the financial statements including predecessor operations. It does not appear as though you discussed the results for the Analytica Group from October 1, 2001 to March 31, 2002. Please revise or advise.

RESPONSE: Beginning on page 65 of Amendment No. 1, the Company has added a section discussing the results of operation for the predecessor Analytica from October 1, 2001 to March 31, 2002. This discussion appears under the caption “Predecessor Period October 1, 2001 through March 31, 2002.”

47.	Please include a discussion of Discontinued Operations.

RESPONSE: The Company has added a “Discontinued Operations” paragraph on page 63 of Amendment No. 1 in response to this comment.

Liquidity and Capital Resources, page 54

48.	Please indicate if you expect to raise additional funds in the next 24 months. If you are unable to determine whether you will or not, please disclose the reasons.

RESPONSE: As disclosed on page 68 of Amendment No. 1, the Company believes that its available cash, cash equivalents, and short-term investments will be sufficient to fund anticipated levels of operations through at least the next 24 months. However, the Company has added additional disclosure under “Liquidity and Capital Resources – Sources of Liquidity – Cash Resources” on page 68 of Amendment No. 1 to indicate that the Company may raise additional funds during the next 24 months from strategic partners who are willing to fund development costs by advancing funds to the Company in exchange for purchasing distribution rights or future royalty payments.

Securities and Exchange Commission

April 6, 2005

49.	Please expand your discussion to address material changes in the underlying drivers including the specific inflows and outflows generated, rather than merely describing items identified on the face of the statement of cash flows. For example, disclose the aging of accounts receivable. In addition, please explain why accounts receivable decreased from September 30, 2003 to September 30, 2004 when total net sales increased for the same period. Disclose the reasons for the significant decrease in accrued expenses from September 30, 2003 to September 30, 2004. Consistent with Section N of Financial Reporting Release 72, your discussion should focus on the primary drivers of and other material factors necessary to an understanding of the company’s cash flows and the indicative value of historical cash flows. Where there has been material variability in historical cash flows, focus on the underlying reasons for the changes, as well as on the reasonably likely impact on future cash flows and cash management decisions. Finally, include a discussion and analysis of known trends and uncertainties. Specifically address the trend of cash being used in operations.

RESPONSE: In response to this comment, the Company has expanded its disclosure in the Liquidity and Capital Resources section, particularly in the disclosure under the captions “Cash Flows for the Three Months Ended December 31, 2004,” and “Cash Flows for the Year Ended September 30, 2004,” which now begins on page 69 of Amendment No. 1. The expanded discussion includes the items mentioned in the comment above, including disclosure regarding the drivers of the Company’s cash flow, an aging of accounts receivable, changes in historical cash flow, and changes in accounts receivable, and a discussion of known trends and uncertainties.

Contractual Obligations and Off-Balance Sheet Arrangements, page 58

50.	Please provide to us supplementally the components of the $6,982,000 for product distribution/license agreements and minimum royalty payments.

RESPONSE: The Company has supplementally provided a spreadsheet identifying the components of the “product distribution/license agreements” line on the contractual commitments table. This spreadsheet is included behind Tab 13 of the Supplemental Materials.

51.	The table should include interest on long-term debt. This inclusion should be explained as a note to the table.

RESPONSE: The Company has revised this table so that the long-term debt now includes interest, and the Company has also added a footnote to the table explaining that the long-term debt numbers include interest.

Securities and Exchange Commission

April 6, 2005

Business, page 61

General

52.	Please provide independent third party support for the following statements:

a.	“Rhinosinusitis is one of the most commonly reported chronic diseases in the U.S., affecting an estimated 14% of the population. Approximately 35 million Americans suffer from rhinosinusitis every year, and an estimated 90% of all rhinosinusitis cases are chronic” (page 63);

RESPONSE: Tab 1 of the Supplemental Materials sets forth support for the following statement: “Rhinosinusitis is one of the most commonly reported chronic diseases in the U.S., affecting an estimated 14% of the population. Approximately 35 million Americans suffer from rhinosinusitis every year” The support consists of a printout of a web page from the website of “Sinus News,” which is an online sinus health newsletter published by SinusPharmacy, a compounding pharmacy. The cited information is set forth on the first page of the printout. For the convenience of the Staff, the cited information is asterisked.

Tab 2 of the Supplemental Materials sets forth support for the following statement: “an estimated 90% of all rhinosinusitis cases are chronic.” The support consists of an article entitled “Intranasal Antifungal Treatment in 51 Patients with Chronic Rhinosinusitus” found in the Journal of Allergy and Clinical Immunology, dated December 2002, and the cited information is set forth on the first page of the article (page 862). For the convenience of the Staff, the cited information is asterisked.

b.	“A primary diagnosis of acute bacterial rhinosinusitis or chronic rhinosinusitis accounted for 59% of all expenditures, or $3.5 billion, for 1996” (page 63);

RESPONSE: Tab 3 of the Supplemental Materials sets forth support for this statement. The support consists of an article entitled “Healthcare Expenditures for Sinusitis in 1996: Contributions of Asthma, Rhinitis, and Other Airway Disorders” found in the Journal of Allergy and Clinical Immunology, dated March 1999, and the cited information is set forth on the second and third page of the article. For the convenience of the Staff, the cited information is asterisked. Incidentally, please be advised that this statement has been revised in Amendment No.1 by replacing “59%” with “58.7%.”

c.	“CRS also results in indirect costs for Americans, such as greater than 70 million lost activity days and reduced social and physical functioning” (page 63);

RESPONSE: Tab 4 of the Supplemental Materials sets forth support for the above referenced statement. The support consists of an article entitled “Chronic Rhinosinusitis: An Enhanced Immune Response to Ubiquitous Airborne Fungi” found in the Journal of Allergy and Clinical Immunology, dated December 2004, and

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April 6, 2005

the cited information is set forth on the first page of the article (page 1369). For the convenience of the Staff, the cited information is asterisked.

d.	“Currently, there is no FDA-approved therapy for CRS” (page 64);

RESPONSE: Tab 5 of the Supplemental Materials sets forth support for the above-referenced statement. The support consists of an article entitled “Intranasal Antifungal Treatment in 51 Patients with Chronic Rhinosinusitis” found in the Journal of Allergy and Clinical Immunology, dated December 2002, and the cited information is set forth on the first page of the article. For the convenience of the Staff, the cited information is asterisked. In addition to the included article, the Company has relied on its industry knowledge and awareness and has reviewed a variety of sources to confirm that a product for CRS has not been approved by the FDA since the date of the article. In conducting this review, the Company has examined industry sources such as the FDA on-line Orange Book, the CDER on-line New and Generic Drug Approvals Data Base, the 2003 Drug Topics Red Book, and the NPA PLUS database, and a collection of sales and prescription data on marked and distributed products.

e.	“NHL is the sixth most common cancer and the sixth leading cause of death among cancers in the U.S. with a comparable number estimated in Europe. Currently in the U.S., there are over 300,000 patients diagnosed with NHL. Of these cases, approximately 85% are in the form of B-cell NHL, while 15% are T-cell NHL” (page 69);

RESPONSE: Tab 6 of the Supplemental Materials sets forth support for the following statement: “NHL is the sixth most common cancer …in the United States.” The support consists of a printout a web page from the website of the Leukemia and Lymphoma Society website, and the cited information is set forth on the first page of the printout. For the convenience of the staff, the cited information is asterisked.

Tab 7 of the Supplemental Materials sets forth support for the following statement: “with a comparable number estimated in Europe.” The support consists of a printout of a web page regarding the number of diagnosed cases of NHL from the Onkos Study conducted by Decision Resources in February 2005, and the cited information is set forth on the first page on the printout. For the convenience of the Staff, the cited information is asterisked.

Tab 8 of the Supplemental Materials sets forth support for the following statement: “NHL is the sixth leading cause of death among cancers…in the United States.” The support consists of an article entitled “Phase I Study of Interleukin-12 in Combination with Rituximab in Patients with B-Cell Non-Hodgkin Lymphoma” found in Blood, dated January 1, 2002, and the cited information is set forth on the first page of the article. For the convenience of the Staff, the cited information is asterisked.

Securities and Exchange Commission

April 6, 2005

Tab 9 of the Supplemental Materials sets forth support for the following statement: “Currently in the U.S., there are over 300,000 patients diagnosed with NHL.” The support consists of a printout from the Science Daily website, an online magazine devoted to science, technology and medicine, and the cited information is set forth on page 3 of the printout. For the convenience of the Staff, the cited information is asterisked.

Tab 10 of the Supplemental Materials sets forth support for the following statement: “Of these cases, approximately 85% are in the form of B-cell NHL, while 15% are T-cell NHL.” The support consists of a printout of a web page from the oncologychannel.com website, a website published by Healthcommunities.com, Inc., a provider of physician developed and monitored medical information. The cited information is set forth on the first page of the printout. For the convenience of the Staff, the cited information is asterisked.

f.	“Unlike indolent B-cell NHL, approximately 40% of aggressive B-cell NHL cases are cured by standard chemotherapy” (page 69);

RESPONSE: The statement regarding the percentage of cases cured by chemotherapy has been revised as follows and appears on page 84 of Amendment No. 1: “Unlike indolent B-cell NHL, approximately 30-60% of aggressive B-cell NHL cases are cured by standard chemotherapy.” The support for this statement can be found under Tab 11 of the Supplemental Materials. The support consists of a printout of a web page from the medhelp.org website, a website published by Med Help International, a provider of consumer health information. The cited information is set forth on the first page of the printout. For the convenience of the Staff, the cited information is asterisked. Please be advised that this statement has been revised in Amendment No. 1 by replacing “40%” with “30-60%.”

g.	“Rituxan is used in approximately 67% of all new cases of NHL per year with U.S. sales estimate to exceed one billion dollars annually” (page 69);

RESPONSE: The statement regarding the percentage of cases of NHL treated by Rituxan has been revised as follows and appears on page 84 of Amendment No. 1: “Rituxan is used in approximately 85% of all new cases of NHL per year, and U.S. sales of Rituxan exceeded $1.5 billion in 2004.” The support for this statement can be found under Tab 12 of the Supplemental Materials. The support consists of a printout regarding Rituxan sales from the website of Genentech, Inc., a company that commercializes Rituxan (see the first page of the printout) and Rituxan adoption rates (see the second page of the printout). For the convenience of the Staff, the cited information is asterisked.

Securities and Exchange Commission

April 6, 2005

h.	“An estimated 40 million prescriptions are written for MDIs each year. Over 1.25 million prescriptions are filled for spacers or holding chambers each year” (page 76);

RESPONSE: Tab 14 of the Supplemental Materials sets forth support for the following statement: “An estimated 40 million prescriptions are written for MDIs each year.” The support consists of data printed off the auditsuite.ncdhealth.com website. The estimate of 40 million was calculated by adding together the numbers in the TRx Count Column for all of the MDI products (this includes all of the products except for Vanceril). For the convenience of the Staff, the numbers used to support the above-referenced statement have been circled.

Tab 15 of the Supplemental Materials sets forth support for the following statement: “Over 1.25 million prescriptions are filled for spacers or holding chambers each year.” The support consists of an excerpt from the National Rx Audit data. The data is found in the second column under the row entitled Spacer Uses. For the convenience of the Staff, number used to support the above-referenced statement has been circled.

i.	“The market for products that control nausea and vomiting is estimated to exceed $1.7 billion in annual sales” (page 77); and

RESPONSE: Tab 16 of the Supplemental Materials sets forth support for the above-referenced statement. The support consists of an excerpt from the IMS Health Market Data. The data is found in the “DOL TOT” column under the row entitled Selected Market. For the convenience of the Staff, the number used to support the above-referenced statement has been circled.

j.	“Over 75 million Americans suffer from either acute or chronic pain. As a result, the prescription pharmaceutical market for the treatment of pain was projected to be in excess of $24 billion in sales in the U.S. in 2004. In 2003, an estimated 89 million prescriptions were written for hydrocodone/acetaminophen products. Currently, general and family practitioners and internal medicine practitioners collectively write more than 50% of all prescriptions in the pain category.”

RESPONSE: The statement regarding the percentage of Americans suffering from pain has been revised as follows and appears on page 93 of Amendment No. 1: “Over 50 million Americans suffer from chronic pain, and nearly 25 million Americans experience acute pain each year due to injuries or surgery.” The support for this statement can be found under Tab 17 of the Supplemental Materials. The support consists of a printout of the painfoundation.org website, a website published by the American Pain Foundation, an independent nonprofit organization serving people with pain through information and support. The cited information is set forth on the first page of the printout. For the convenience of the Staff, the cited information is asterisked.

Securities and Exchange Commission

April 6, 2005

Tab 18 of the Supplemental Materials sets forth support for the following statement: “the prescription pharmaceutical market for the treatment of pain was projected to be in excess of $24 billion in sales in the U.S. in 2004.” The support for this statement consists of a printout of data from the US Market for Pain Management Pharmaceuticals by Type 2001-2006. The data can be found under the column entitled Prescription Analgesic and NSAID Products sales (in billions) for the year 2004. For the convenience of the Staff, the number used to support the above-referenced statement has been circled.

Tab 19 of the Supplemental Materials sets forth support for the following statement: “In 2003, an estimated 89 million prescriptions were written for hydrocodone/acetaminophen products.” The support consists of a printout of pain market data from an IMS Health database. The data can be found under the column entitled “2003 TRxs” under the “Total” row. For the convenience of the Staff, the number used to support the above-referenced statement has been circled.

Tab 20 of the Supplemental Materials sets forth support for the following statement: “Currently, general and family practitioners and internal medicine practitioners collectively write more than 50% of all prescriptions in the pain category.” The support consists of a printout of an IMS Health database. The data can be found in by adding together prescriptions written in the “Current Quarter” column. For the convenience of the Staff, the numbers used to support the above-referenced statement have been circled.

To the extent you have stated that these statistics are based on industry sources, please identify the sources. Also, please provide similar support for statements made in the Summary and revise accordingly.

RESPONSE: The Company is providing, as a part of the Supplemental Materials, copies of the source documents for all statistical data, including data which the Company cites in the prospectus as being based on industry sources. Based on our discussions with the Staff, we understand that providing such source documents as a part of the Supplementary Materials will satisfy the comment regarding identifying industry sources. In addition to the above-described statements listed by the Staff, please note we have also included support for the following statements in the Supplemental Materials:

Tab 21 of the Supplemental Materials sets forth support for the following statement which appears on page 77 of Amendment No. 1: “At least 30 million courses of antibiotics are prescribed each year for CRS, and it is one of the leading forms of chronic disease.” The support consists of an article entitled “Chronic Sinusitis Consensus and the Way Forward” found in the Journal of Allergy and Clinical Immunology, dated December 2004, and the cited information is set forth on the first page of the article. For the convenience of the Staff, the cited information is asterisked.

Securities and Exchange Commission

April 6, 2005

Tab 22 of the Supplemental Materials sets forth support for the following statement which appears on page 77 of Amendment No. 1: “During a 12-month period ending in 2000, CRS accounted for 9.2 million primary care office visits, 1.1 million surgical specialty office visits, 951,000 medical specialty office visits, 1.3 million outpatient department hospital visits, and 693,000 emergency department visits.” The support consists of a printout of data from the National Health Care Survey and the cited information is set forth on page 26 of the data. For the convenience of the Staff, the cited numbers are circled.

Tab 23 of the Supplemental Materials sets forth support for the following statement which appears on page 77 of Amendment No. 1: “Approximately 500,000 people resorted to sinus surgery in 1996.” The support consists of a printout of Vital and Health Statistics from the Centers for Disease Control and Prevention and the cited information is set forth on page 25 of the data. For the convenience of the Staff, the cited information is circled.

Tab 24 of the Supplemental Materials sets forth support for the statements relating to the 2002 Mayo Clinic Study discussed on page 79 of Amendment No. 1. The support consists of an article entitled “Intranasal Antifungal Treatment in 51 Patients with Chronic Rhinosinusitis” found in the Journal of Allergy and Clinical Immunology, dated December 2002.

Tab 25 of the Supplemental Materials sets forth support for the statements relating to the 2002 Geneva University Study discussed on page 79 of Amendment No. 1. The support consists of an article entitled “Effect of Anti-Fungal Nasal Lavage with Amphotericin B on Nasal Polyposis” found in The Journal of Laryngology & Otology, dated April 2002.

Tab 26 of the Supplemental Materials sets forth support for the statements relating to the 2004 Mayo Clinic Study discussed on page 79 of Amendment No. 1. The support consists of an article entitled “Treatment of Chronic Rhinosinusitis with Intranasal Amphotericin B: A Randomized, Placebo-Controlled, Double-Blind Pilot Trial” found in the Journal of Allergy and Clinical Immunology, dated 2004.

Tab 27 consists of a printout of IMS Health data to support the statement regarding the number of ear, nose, and throat specialists in the U.S. appearing on page 82 of Amendment No. 1. Please be advised that, based on recent data now available to the Company, this statement has be revised to state the following: “There are approximately 10,500 ear, nose and throat specialists in the U.S.” Based on the IMS Health data, the number of specialists was calculated by adding the total number of otolaryngologists, otologists and pediatric otolaryngologists. For the convenience of the Staff, the numbers used in support of the above-referenced statement have been circled.

Tab 28 of the Supplemental Materials sets forth support for the following statement found on page 84 of Amendment No. 1: “Studies have shown that treatment with an

Securities and Exchange Commission

April 6, 2005

active immunotherapy should allow a patient’s own immune system to produce both B-cells and T-cells that recognize numerous portions of the tumor antigen and generate clinically significant immune responses.” These studies are discussed in the following three articles: (i) “Induction of Immune Responses in Patients with B-Cell Lymphoma Against the Surface-Immunoglobulin Idiotype Expressed by Their Tumors” found in The New England Journal of Medicine, dated October 22, 1992, (ii) “Tumor-Specific Idiotype Vaccines in the Treatment of Patients with B-Cell Lymphoma – Long-Term Results of a Clinical Trial” found in Blood, dated May 1, 1997, and (iii) “Complete Molecular Remissions Induced by Patient-Specific Vaccination Plus Granulocyte-Monocyte Colony-Stimulating Factor Against Lymphoma” found in Nature Medicine, dated October 1999. The Company believes that the three articles, when taken together, support the above statement. Please refer to the abstracts at the beginning of each article for a summary of the article.

Tab 29 of the Supplemental Materials sets forth support for the following statement found on page 84 of Amendment No. 1: “The indolent form of follicular NHL accounts for about 90% of newly diagnosed cases of follicular NHL.” The support consists of a printout of the cancer.gov website, a website published by the National Cancer Institute, and the cited information is found on page 8 of the printout. For the convenience of the Staff, the cited information is asterisked.

Tab 30 of the Supplemental Materials also sets forth support for the following statement found on page 84 of Amendment No. 1: “In about 40-70% of the indolent cases, there is transformation of the indolent form to a more aggressive lymphoma.” The support consists of a printout of the fda.gov website, a website published by the U.S. Food and Drug Administration, and the cited information is found on page 10 of the printout. For the convenience of the Staff, the cited information is asterisked.

The statement regarding the amount of annual sales of Maxair found on page 92 of Amendment No. 1 has been revised as follows: “Maxair generated an estimated $71.5 million in annual sales in 2003.” The support, found under Tab 31 of the Supplemental Materials, consists of data printed from the online database published by NDCHealth, a commercial healthcare information services company. The estimate of $71.5 million is found in the TRx Dollars column under the row for Maxair. For the convenience of the Staff, the number used to support the above-referenced statement has been circled.

53.	Please identify the names of the studies to which you refer to in the second paragraph on page 70.

RESPONSE: The Company has added a sentence to this paragraph identifying the journal and issue in which these studies appear. Please see page 84 of Amendment No. 1.

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54.	Please describe the nature of your distribution, collaboration, and supply agreements that you have filed as exhibits in the Business section of your filing. Your discussion should include:

•	All material rights and obligations of the parties to the agreement;

•	Duration of the agreement;

•	Payment terms;

•	Termination provisions, including consequences of early termination; and

•	Any other terms that may be considered material.

You should provide this disclosure for exhibits 10.5 through 10.14.

RESPONSE: In response to this comment, the Company has expanded its descriptions of the agreements listed below to include additional details regarding the material terms and conditions of such agreements, including the terms identified by the Staff in this comment. Supplementally, please be advised that the Company is seeking confidential treatment for certain terms contained in these agreements, and accordingly the redacted terms in the agreements (such as royalty percentages and milestone payment amounts) are not included in the expanded descriptions of such agreements in Amendment No 1. The agreements for which expanded disclosures have been provided are as follows:

•	For the expanded disclosure regarding the Distribution Agreement with Argent Development Group, LLC (Exhibit 10.5), please see page 94 of Amendment No. 1 in the second paragraph under the caption “Development Status.”

•	For the expanded disclosure regarding the Distribution Agreement with Arius Pharmaceuticals, Inc. (Exhibit 10.6), please see page 93 of Amendment No. 1 under the caption “Proprietary Rights and Manufacturing.”

•	For the expanded disclosure regarding the Distribution Agreement with Acheron Development Group, LLC (Exhibit 10.8), please see page 94 of Amendment No. 1 in the second paragraph under the caption “Development Status.”

•	For the expanded disclosure regarding the Distribution Agreement with Ryan Pharmaceuticals, Inc. (Exhibit 10.9), please see page 90 of Amendment No. 1 in the “Xodol” paragraph.

•	For the expanded disclosure regarding the Distribution Agreement (Exhibit 10.10) and Product Development Agreement (Exhibit 10.11) with Respirics,

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Inc., please see page 92 of Amendment No. 1 in the “Proprietary Rights and Manufacturing” paragraph.

•	For the expanded disclosure regarding the Cooperate Research and Development Agreement with the NCI (Exhibit 10.12), please see page 89 of Amendment No. 1 in the third paragraph under the caption “Proprietary Rights to Biovaxid.”

•	For the expanded disclosure regarding the Manufacturing and Supply Agreement with Mikart, Inc. (Exhibit 10.13), please see page 94 of Amendment No. 1 in the “Proprietary Rights” paragraph.

•	For the expanded disclosure regarding the Supply Agreement with BioSyn Arzeneimittel GmbH (Exhibit 10.14), please see page 87 of Amendment No. 1 in the second paragraph under the caption “Manufacture of Biovaxid.”

•	The Company has also added the Manufacturing and Supply Agreement with Kiel Laboratories as new Exhibit 10.64, and expanded disclosure regarding this agreement has been added to page 90 of Amendment No. 1 in the “Respi-TANN” paragraph.

With respect to the Biologics Distribution Agreement with McKesson Corporation (Exhibit 10.7), please be advised that the Company has reviewed the descriptions already set forth in the initially filed Registration Statement regarding this agreement, and the Company believes that such descriptions do not warrant expanded disclosures. For the convenience of the Staff, the current disclosures are contained on page 90 of Amendment No. 1 under the caption “Sales and Marketing” and on page 130 under the caption “Relationship with McKesson Corporation.”

55.	Since you have included your license agreements with BioDelivery Sciences International, Inc., Mayo Foundation for Medical Education and Research, and The Board of Trustees of the Leland Stanford Junior University as exhibits to your registration statement; you should include a discussion of the material provisions of these agreements in your Business section. The discussions of material terms should include, as applicable:

•	licensing party’s name;

•	technologies covered by the agreement;

•	products/services to be provided and/or received under the agreement;

•	payment provisions, including quantifying payments to date, aggregate potential milestone payments, and future annual payments;

•	the existence of royalty provisions, and the amount of any minimum royalty payments;

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April 6, 2005

•	the existence of revenue sharing agreements;

•	duration of the agreement;

•	termination provisions, including consequences of early termination; and

•	all other material rights and obligations of the parties to the agreement.

RESPONSE: In response to this comment, the Company has expanded its descriptions of these agreements to include additional details regarding the material terms and conditions of such agreements, including the terms identified by the Staff in this comment. The expanded description of the license agreement with BioDelivery Sciences is set forth on page 81 of Amendment No. 1; the expanded description of the license agreement with Mayo Foundation is set forth on page 81 of Amendment No. 1; and the expanded description of the agreement with Stanford University is set forth on page 89 of Amendment No. 1. Supplementally, please be advised that the Company is seeking confidential treatment for certain terms contained in the Mayo Foundation license agreement, which is attached as Exhibit 10.2 to Amendment No. 1, and accordingly the redacted terms in such exhibit (such as royalty percentages and milestone payment amounts) are not included in the expanded description of such agreement.

Competition, page 79

56.	To the extent known or easily obtainable, please identify your principal competitors’ share of the market.

RESPONSE: In response to this comment, the Company has added language to the MD Turbo, Xodol, Histex, and Respi-TANN bullet-points. The new language identifies the market share of the most significant competitors to each of these products. Please see pages 95-96 of Amendment No. 1.

Customers, page 93

57.	Please include as a separate stand alone risk factor your dependence on Cardinal Health and McKesson Corporation as customers who account for more than 10% of your revenues.

RESPONSE: The Company has added a new risk factor captioned “Two of our customers generate a large portion of our revenue.” This risk factor appears on page 32 of Amendment No. 1.

Securities and Exchange Commission

April 6, 2005

Properties, page 94

58.	Please disclose whether you intend to negotiate a renewal of the lease for Biovest’s office in Worcester, Massachusetts, which expires February 28, 2006.

RESPONSE: The sentence describing the expiration of the Worcester lease has been expanded to state that the Company currently intends to negotiate a renewal of the lease prior to its expiration. Please see the top of page 10 of Amendment No. 1.

Executive Compensation, page 101

59.	We note that all of the executive officers you describe in this section receive either discretionary bonuses or stock option awards as part of their compensation. Please describe how these individuals’ performance is determined and what factors are considered in evaluating it. For example, if the grants are based on company performance, please describe how company performance is measured.

RESPONSE: The Company has added footnote “(1)” to the Summary Compensation Table to provide additional disclosure regarding executive bonuses and has added footnote “(2)” to the same table to provide additional disclosure regarding executive option grants. Please see page 118 of Amendment No. 1.

Relationships and Related Transactions, page 108

60.	Revise to explain your relationship to each of the parties in the descriptions of transactions for each. For example, if Dr. O’Donnell is Vice Chairman and a director of Biovest, please also state he is the Chief Executive Officer of Accentia Biopharmaceuticals.

RESPONSE: In response to this comment, the following revisions and/or additions have been made in Amendment No. 1:

•	A sentence has been added to the first paragraph under the caption “Loans Made to the Company by Affiliates” explaining the relationships between Dr. O’Donnell and Dr. Ryll and the Company, on the one hand, and The Hopkins Capital Group, LLC and MOAB Investments, LP, on the other hand.

•	The last sentence under the caption “Relationship with Biovest” has been revised to state the relationship of Dr. O’Donnell and Dr. Arikian to both the Company and Biovest.

•	The first sentence under the caption “Relationship with BioDelivery Sciences International, Inc.” has been revised to state that Dr. O’Donnell is the Company’s Chairman and Chief Executive Officer.

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•	A sentence has been added to the first paragraph under the caption “Relationship with Pharmaceutical Product Development, Inc.” stating that PPD holds more than 5% of the Company’s outstanding common stock.

•	A sentence has been added to the first paragraph under the caption “Relationship with McKesson Corporation” stating that McKesson holds more than 5% of the Company’s outstanding common stock.

•	Under the caption “Other Transactions,” the first sentence has been revised to state that Dr. O’Donnell is the Company’s Chairman and Chief Executive Officer, and a sentence has been added to the end of the first paragraph stating that Dr. Ryll is one of our directors and a limited partner of MOAB Investments, L.P.

61.	Please disclose for all transactions under this section whether the terms of the transactions are on terms no less favorable to the company than could be obtained with non-affiliated parties.

RESPONSE: A sentence has been added to the first paragraph of this section stating that the Company believes that the terms of the described transactions are no less favorable to the Company than the terms that could be obtained from unaffiliated third parties.

Other Transactions, page 113

62.	We note that Dr. O’Donnell personally guarantees a line of credit in the amount of $3 million. We further note that Hopkins Capital Group, LLC was granted warrants to purchase 600,000 shares of common stock in consideration of Dr. O’Donnell’s guaranty and pledge. Please disclose whether upon completion of the offering, payments to Hopkins Capital Group under the line of credit will continue, whether Mr. O’Donnell will continue to guarantee obligations on the line, and what if any termination provisions exist.

RESPONSE: The Company supplementally advises the Staff that The Hopkins Capital Group, LLC has not received any payments under the line of credit from Missouri State Bank, and the Company has added language to the disclosure on page 131 of Amendment No. 1, in the first paragraph under “Other Transactions,” clarifying that Hopkins does not receive any such payments. In addition, a sentence has been added to the same paragraph stating that the referenced guaranty and pledge will remain in effect following the offering and until the credit facility is terminated.

Securities and Exchange Commission

April 6, 2005

Principal and Selling Stockholders, page 114

63.	Please identify the natural persons who have voting and dispositive power for the shares held by the named entities including the selling stockholder in the 5% stockholders table on page 115.

RESPONSE: The Company has revised the footnotes to the Principal and Selling Stockholders table to identify the natural persons who have voting and dispositive power for the shares held by the named entities, except that in the case of named entities that are publicly held companies, the Company has stated that the entity is publicly held.

64.	Please revise to indicate how the selling stockholder acquired the shares offered for resale. Also, indicate the number of shares the selling stockholder is offering. Refer to Item 507 of Regulation S-K.

RESPONSE: The Company has added disclosure to footnote 4 to the Principal and Selling Stockholders table explaining how Pharmaceutical Product Development, Inc. acquired the shares offered for resale. The Company also added a column to the table disclosing the number of shares being offered by the selling stockholder. Please be advised that the Company has reviewed Item 507 of Regulation S-K to ensure that all information required to be disclosed thereby is included in this table and the footnotes thereto. Please also be advised that, as discussed in the response to comment #2 above, it is not yet possible to insert the share numbers into this table (including the number of shares being offered by the selling stockholder) because the determination of the conversion ratio for the Company’s Series E Convertible Preferred Stock will depend on the per share initial public offering price for this offering. The share numbers will be inserted when a price range for the offering is available and identified in the Registration Statement.

Lock-up Arrangements, page 124

65.	Please state how many shares are subject to the lock-up agreement.

RESPONSE: The Company has added language to this section providing for the disclosure of the number of common shares subject to lock-up agreements, but as discussed in the response to comment #2 above, the actual share number cannot be inserted until a per share price range for this offering available and identified in the Registration Statement.

Securities and Exchange Commission

April 6, 2005

Underwriting, page 125

66.	Please advise us if you are planning to conduct a directed share offering. If you are, please provide us with any material you intend to sell to potential purchasers such as a “friends and family” letter. Tell us when you intend to send them to these potential purchasers. In addition, tell us the procedures you will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

RESPONSE: Please be advised that the Company intends to conduct a directed share offering. A paragraph has been added to the “Underwriting” section on page 143 of Amendment No. 1 to discuss the directed share program (the “Program”).

The Company supplementally advises the Staff that the Company has selected Jefferies & Company, Inc. (“Jefferies”) to administer the Program. The Company will provide to Jefferies the names and addresses of the potential participants in the Program, and Jefferies will mail the Program materials and preliminary prospectus to the potential participants. The Program materials will include participation instructions, an indication of interest form, and forms for opening a brokerage account with Jefferies. To comply with Rule 134(b)(1) under the Securities Act, these materials will contain a statement that no sales of the shares can occur, and that no offers to purchase the shares may be accepted, until the registration statement for the shares is declared effective. In addition, in accordance with Rule 134(d) under the Securities Act, the materials will contain a statement that indications of interest made under the Program create no obligation. Individuals who wish to express an indication of interest in the shares will be asked to complete an indication of interest form, specifying the number of shares requested and supplying information for compliance purposes. Jefferies will use the information as its basis for evaluating the suitability of the proposed investment and application of applicable NASD rules. All prospective recipients will be required to purchase shares through a Jefferies account. Individuals who do not have an account with Jefferies will be required to open an account. No deposit or other amounts will be required to open a Jefferies account. The deadline for expressing an indication of interest and opening an account will be approximately three to five days prior to pricing. Once the deadline expires, Jefferies will provide the Company with the list of individuals who have completed the forms for participating in the Program, who have opened accounts, and who otherwise are eligible to purchase shares under the Program. The Company will then review this list and determine the actual allocation of shares among these prospective recipients.

Once the registration statement relating to the offering has been declared effective and the offering has been priced, Jefferies will contact each prospective recipient who has been approved by the Company to purchase shares to inform such individual of the offering price of the shares and the maximum number of shares that such individual may purchase in the Program. The individual will be given the opportunity to purchase any portion of the shares allocated by the Company or to withdraw any outstanding indication of interest. If an individual decides to purchase shares, Jefferies will orally confirm the sale, and mail a

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written confirmation of the purchase accompanied by a final prospectus. The Program is a part of the underwritten offering. Except for the selection of the recipients, the use of materials that specifically relate to the Program, and the process described above, the procedures for the Program are substantially the same as the procedures that the underwriters will use to offer securities to the general public.

A copy of the latest draft of the Program materials is provided supplementally for the Staff’s review and is set forth behind Tab 31 of the Supplemental Materials.

67.	We note that certain of the underwriters may distribute prospectuses electronically. Please tell us the procedures they will use in their selling efforts and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

RESPONSE: The Company has been informed by Jefferies that they do not plan to engage in the electronic offer, sale or distribution of the shares other than as set forth below under Comment #69. The Company has also been advised by Jefferies that they do not know which members, if any, of the syndicate may engage in the electronic offer, sale or distribution of the shares. In fact, the representatives of the underwriters know only who has been invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until the Registration Statement is declared effective.

In order to help alleviate concerns that may be raised by any possible online distribution or posting of the preliminary prospectus on the Web, the representatives of the underwriters have indicated to the Company that they will include the following language in a communication to potential syndicate members:

“Online distribution of shares of Accentia Biopharmaceuticals, Inc. may only be made pursuant to procedures for such distributions previously reviewed with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (1) you are not making an online distribution or (2) you are following procedures for online distribution previously reviewed with the Securities and Exchange Commission.”

Consistent with this procedure, the following language is included in the Underwriting section of the prospectus:

“A prospectus in electronic format may be made available on a website maintained by one or more of the representatives of the underwriters and may also be made available on a website maintained by the other underwriters. Other than any prospectus made available in electronic format in this manner, the information on any web site

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containing the prospectus is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in such capacity and should not be relied on by prospective investors. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations.”

68.	Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print and electronic version, such as CD-ROMs, videos, etc., and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

RESPONSE: The Company has been informed by the representatives of the underwriters that the underwriters do not intend to use any forms of prospectus other than the print version and the electronic version by utilizing the services of NetRoadshow, Inc. as set forth below in Comment #69.

69.	Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.

RESPONSE: In connection with this offering, the representatives of the underwriters have informed the Company that they intend to make management’s roadshow presentation available through electronic means by utilizing the services of NetRoadshow, Inc. in accordance with the terms and provisions of the NetRoadshow, Inc. No-Action Letter dated July 30, 1997. The representatives of the underwriters have advised the Company that no written contract currently exists with NetRoadshow, Inc. for these services.

Accentia Biopharmaceuticals, Inc. and Subsidiaries Consolidated Financial Statements

70.	Please update the financial statements as required by Rule 3-12 of Regulation S-X.

RESPONSE: Please be advised that the interim financial statements as of and for the three months ended December 31, 2004 have been included in Amendment No. 1.

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71.	If stock-based compensation is reported as a separate line on the statement of operations, you should disclose on the face of the statement what line items the amount would be classified in (research and development, sales and marketing, general and administrative, etc.).

RESPONSE: The Company supplementally advises the Staff that all of its stock-based compensation is classified as general and administrative. Accordingly, a notation has been added to the “Stock-based compensation” line in the statement of operations to indicate this fact. Please see page F-7 of Amendment No. 1 for this change.

72.	Amortization of acquired developed products should be classified in cost of sales. Alternatively, indicate on the face of the statement of operations parenthetically that cost of sales excludes amortization of acquired developed product rights and disclose the amount excluded in the notes to the financial statements.

RESPONSE: The Company has parenthetically indicated on the face of the statement of operations that cost of sales excludes amortization of acquired product rights. This fact has also been disclosed in Note 1 of the financial statements under “Cost of sales” on page F-23 of Amendment No. 1.

Consolidated Balance Sheets, page F-4

73.	In accordance with Rule 5-02.30 of Regulation S-X, for each class of common shares state, on the face of the balance sheet, the number of shares issued or outstanding.

RESPONSE: The face of the balance sheet has been revised to include the number of shares issued and outstanding for each class of stock.

Consolidated Statements of Stockholder’s Deficit, page F-9

74.	Audited information for the latest three fiscal years is required by Rule 3-04 of Regulation S-X.

RESPONSE: In response to this comment, the Company has added new stockholder equity disclosure regarding the predecessor entity in Note 16 under the caption “Stockholders’ equity” (see page F-54 of Amendment No. 1). Because Rule 3-04 permits an issuer to include information regarding changes in stockholders’ equity in a note, the Company has elected to include this predecessor entity information in Note 16, rather than on the table on page F-11 of Amendment No. 1. The Company believes that including such information on the table might confuse readers because the pre-inception date information for the predecessor entity would not tie to the inception date information for the Company appearing on the first line of the table.

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Consolidated Statements of Cash Flows, page F-11

75.	Please provide additional disclosures, or direct us to disclosure, relating to the acquisition of intangible assets of $2.9 million for the year ended September 30, 2004. Also, explain how presenting this amount net of obligations complies with FAS 95.

RESPONSE: In response to the request for additional disclosure regarding acquired intangible assets, on page F-34 of Amendment No. 1, the Company has added a table providing a detail of acquired product rights by product. This new table includes additional disclosures, listed by product, regarding acquisition of intangible assets of $2.9 million for the year ended September 30, 2004. In addition, the Company respectfully directs the Staff’s attention to the disclosure contained on page F-15 of Amendment No. 1 under the caption “Supplemental Disclosure of Non-cash Investing and Financing Activities—2004.” In the second bullet-point under that disclosure, the Company provides some information regarding acquired product rights of $4.4 million that were financed.

With respect to the second sentence in the Staff’s comment above, the Company supplementally advises the Staff that the inclusion of the words “net of obligations” was a mistake, as the numbers were not actually presented on a net basis and therefore such words should have never been included. In addition to deleting “net of obligations,” please be advised that this line on the cash flow statement has been revised to read “Cash paid for acquisition of product rights and other intangibles.” The Company believes that this revised presentation complies with FAS 95.

Notes to Consolidated Financial Statements

Note 1. Description of business and summary of significant accounting policies

Principles of Consolidation, page F-14

76.	Please confirm whether the entities that are consolidated have the same fiscal year end as Accentia.

RESPONSE: The Company confirms that all consolidated entities either originally had a fiscal year end of September 30 or converted to a September 30 fiscal year at the time of acquisition. This fact has been added to Note 1 on page F-16.

77.	Explain to us, and in the disclosure, why the financial statements do not present a minority interest for 19% of Biovest or revise the financial statements as necessary.

RESPONSE: The Company respectfully submits that it is proper in the financial statements not to present a minority interest in Biovest pursuant to Accounting Research Bulletin 51, Consolidated Financial Statements. According to this bulletin, where losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary (as is the case with Biovest), such excess and any further losses applicable to the minority interest shall be charged against the Company’s majority interest, as there is no obligation of the minority interest to make good such losses. However, if future earnings do materialize, the majority interest will be credited to the extent of such losses previously

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April 6, 2005

absorbed. This disclosure has been added to Note 1, “Principles of consolidation,” on page F-17 of Amendment No. 1.

Revenue Recognition, page F-17

78.	Your disclosure that revenue in the Biopharmaceutical Products and Services segment is “generally recognized on a percentage of completion basis” is vague. Disclose how revenue is recognized for contracts and services that do not use the percentage of completion method.

RESPONSE: The Company has substantially expanded the disclosure in Note 1, which now begins on page F-21 of Amendment No. 1 under the caption “Revenue recognition.” This expanded disclosure provides more detail regarding how revenue is recognized in the Biopharmaceutical Products and Services segment, as well as how revenue is recognized for contracts and services that do not use the percentage-of-completion method.

79.	Furthermore, please note that long-term contracts to provide services are not within the scope of SOP 81-1, “Accounting for Performance of Construction Type Contracts and Certain Production Type Contracts”. Therefore, revise your disclosure to eliminate reference to the percentage of completion method. Also indicate the typical duration of your contracts.

RESPONSE: The Company supplementally advises the Staff that the Company’s revenue-generating contracts in its Biopharmaceutical Products and Services segment are primarily in the nature of production-type contracts within the scope of SOP 81-1. The Company believes that, in the originally filed Registration Statement, the description of these contracts did not adequately communicate the production-type nature of these contracts. Accordingly, in the Company’s expanded revenue recognition disclosure, the Company has added details regarding these contracts that the Company believes support this treatment. As added clarity, on the Company’s balance sheet, the Company has renamed “Cost of estimated earnings . . .” as “Unbilled receivables” and has renamed “Billings in excess of cost . . . .” as “Unearned revenues.”

•	Explain to us why using an input measure (cost) rather than an output measure is appropriate for contract cell production services. In your explanation, describe in reasonable detail the nature and terms of your contracts as well as the relationship between costs incurred and the performance of services. Indicate the type of contracts utilized in the cell production services business (fixed price, etc.).

RESPONSE: In the Company’s expanded revenue recognition disclosure in Note 1, the Company has added disclosure explaining that, in the Company’s cell production services, the deliverable associated with each of the Company’s cell culture production contracts are not output driven, but are instead driven by a pre-determined production run. It further states the Company’s belief that actual cost incurred in the contract cell production services is the best indicator of the performance of the contractual obligations, because the costs relate primarily to the amount of labor incurred to perform such services. The revised disclosure also includes a discussion

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of the contract pricing. All of these disclosures are contained in the second paragraph under the “Services” caption on page F-21 of Amendment No. 1.

•	Explain to us, and disclose, why it is appropriate to recognize revenue at an earlier point than when the amounts are billable.

RESPONSE: As indicated above, the Company believes that its use of the percentage-of-completion method in the Biopharmaceutical Products and Services segment is appropriate in view of the production-type nature of its contracts. Due to the application of this method, the Company believes that revenues are properly recognized as work progresses and costs are incurred, as provided by the method. For the information of the Staff, the expanded revenue recognition disclosure in Note 1 provides additional details regarding the Company’s revenue recognition practices under these contracts.

80.	In your discussion of revenues in the Specialty Pharmaceuticals segment, please expand your disclosure to address all of the criteria for revenue recognition discussed in Staff Accounting Bulletin Topic 13.

RESPONSE: As indicated above, the Company has substantially expanded the revenue recognition disclosure in Note 1 and, in doing so, has addressed all criteria for revenue recognition discussed in Staff Accounting Bulletin Topic 13. Please see the disclosure that begins on page F-21 of Amendment No. 1.

Research and Development Expenses, page F-19

81.	Please disclose the types of costs included in R&D, including salaries, contractor fees, building costs, utilities, administrative expenses and allocations of corporate costs.

RESPONSE: In addition to the purchased in-process research and development costs discussed in Note 3, the Company’s R&D costs include payroll and related costs, facility costs, consulting and professional fees, equipment rental and maintenance, lab supplies, and certain other indirect cost allocations that are directly related to research and development activities. The Company has revised Note 1 to identify the types of costs included in R&D expense and to state the total research and development expenses during the indicated periods. Please see page F-23 of Amendment No. 1 under the caption “Research and development.”

Stock-based compensation, page F-19

82.	The assumptions disclosed for FAS 123 should include the weighted-average for each year presented separately. Refer to paragraph 47d of FAS 123.

RESPONSE: The Company has added a table under “Stock-based compensation” that separately discloses the weighted-average amounts, as well as a range of values, for each year. Please see pages F-24 of Amendment No. 1.

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Note 3. Acquisitions and Dispositions

Pro Forma Results of Operations, page F-23

83.	Show separately in the table on page F-22 the amount recognized as in-process research and development.

RESPONSE: As requested by the Staff, the purchased in-process research and development has been broken out separately in this table, which now appears on page F-28 of Amendment No. 1. The Company supplementally advises the Staff that, because the purchase price of $20 million for the Biovest purchased in-process research and development includes amounts payable to and from entities within the consolidated group (which is addressed in response to comment #84 below), the amount in the table differs from the amount of purchased in-process research and development expensed that is disclosed in the paragraph immediately succeeding the table. Supplemental disclosure of that fact has been added under the caption “Purchased in-process research and development” beginning on page F-28 of Amendment No. 1.

84.	Clarify to us, and in the disclosure, how you accounted for the Biovest transaction. Clarify what you mean by “all of which is eliminated in consolidation”. Disclose when the $17.5 million note will be paid to Biovest and how that will be accounted for. Reconcile the amount of intangible assets acquired disclosed in this note and in other places to the amounts presented in Note 6, that is, provide a schedule showing beginning balance, additions, disposals, ending balance.

RESPONSE: As requested by the Staff, the disclosure in Note 3 to the financial statements on page F-27 of Amendment No. 1 has been modified as follows:

“In June 2003, the Company acquired 81% of the outstanding shares of Biovest (27,891,037 shares of common stock and 8,021,886 shares of preferred stock, all of which were newly issued by Biovest). The purchase price was $20 million consisting of $2.5 million in cash, and notes payable due to Biovest of $17.5 million. The entire investment is eliminated in consolidation since all of the consideration was paid to Biovest, except to the extent of Biovest’s $2.9 million stockholders’ deficit at the date of acquisition. Cumulative payments to date on the $17.5 million intercompany note aggregated $9.8 million at December 31, 2004. The balance is payable as follows: $2.7 million balance remaining on the 2005 installment is due in June 2005, with $5.0 million due June 2006 and $5.0 million due June 2007. The Company’s consolidated financial statements include Biovest’s results of operations from the date of acquisition.”

In addition, please be advised that a roll forward schedule for intangible assets showing beginning balance, additions through business acquisitions, additions through other purchases, amortization and ending balances has been provided in Note 6 on page F-32 of Amendment No. 1. The Company supplementally advises the Staff that the Biovest intangibles acquired include those initially recorded as assets by Biovest plus the allocation

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April 6, 2005

resulting from the $2.9 million stockholders’ deficit at the date of acquisition, for an aggregate post-consolidation amount aggregating $5.0 million as presented in Note 6.

85.	We note your disclosure regarding the purchase of assets and liabilities of IMOR, GmbH on December 1, 2003. A date of October 2003 is used in Management’s Discussion and Analysis on page 41. Please address these conflicting disclosures. Disclose the purchase price allocation. Furthermore, please disclose how it was determined that $0.6 million should be capitalized as goodwill. Indicate if you acquired a business or net assets.

RESPONSE: The Company advises the Staff that the correct date for the IMOR acquisition was December 1, 2003 (although the deemed effective date under the acquisition agreement was October 1, 2003). Accordingly, the acquisition date has been corrected in the Management’s Discussion and Analysis on page 47 of Amendment No. 1 to reflect the December 1 date. In addition, the Company has added the following sentence specifying the allocation of the IMOR purchase price in the carry-over paragraph at the top of page F-30 of Amendment No. 1: “The purchase price was allocated as follows: purchased customer relationships, $0.2 million; software, $0.1 million; and goodwill, $0.3 million. The allocation was based on a review by management and allocated in a manner similar to the previous acquisition of a similar business, Analytica.”

Regarding the allocation to goodwill, as indicated in the foregoing language addition, the allocation among the purchased assets was based on a valuation of the assets and was made on basis consistent with the Company’s acquisition of Analytica, which is the same type of business as IMOR. The Company supplementally advises the Staff that this valuation was undertaken by a third-party valuation expert.

With respect to the last sentence of the above comment, please be advised that the Company has added the following language to the same paragraph to disclose that the IMOR acquisition was an acquisition of net assets: “The net assets acquired consisted of all of IMOR’s business activities, intangible assets, and software.”

Note 6. Intangible Assets, page F-25

86.	As product rights are material, disaggregate the capitalized amount and accumulated amortization by product. In addition, justify not amortizing certain product rights. Reference supporting accounting literature. Explain why amortization is not included in the table of future expected amortization. From disclosure on page 42 it appears that you capitalize milestone payments based on achievement of development goals. Revise the disclosure to explain why capitalization of the payment is appropriate.

RESPONSE: In response to the Staff’s request to disaggregate the capitalized amount and amortization by product, a schedule of product rights by product and amortization thereon has been added to Note 6 on page F-34 of Amendment No. 1. This schedule supplements the roll forward schedule requested by the Staff in comment #84 above and segregates products launched and those under development.

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April 6, 2005

In response to the Staff’s request to justify not amortizing certain product rights, the Company supplementally advises the Staff that the product rights not yet amortized relate to products that have not yet been launched and, as such, have not been placed in service. These are the products that fall under “Products under development” in the newly added schedule of product rights.

With respect to the Staff’s comment regarding the table of future expected amortization, the table (now beginning on page F-33 of Amendment No. 1) has been substantially modified to reflect to future amortization based on when management expects that products will launch.

With respect to the Staff’s comment regarding capitalization of milestone payments, the Company has added a footnote “(1)” to the table of future expected amortization explaining why the Company believes that capitalization of these payments is appropriate. Such disclosure states, among other things, that the Company has capitalized these milestone payments because the payments represent acquired product rights. Please see page F-34 of Amendment No. 1 for this footnote.

Note 10. Related Party Transactions

Related party license agreement and sale of royalty rights, page F-29

87.	Explain to us why it is appropriate to expense the $2.5 million paid to BDSI for the future royalty rights.

RESPONSE: The Company supplementally advises the Staff that the future royalty rights purchased from BDSI were subsequently sold to Pharmaceutical Product Development, Inc. (“PPD”). The Company has no further rights to said royalties and no future benefit will accrue from these costs. If said royalties do not materialize, the Company has no recourse with regard to the amounts paid to BDSI for these royalties rights. If said royalties do materialize, they must be paid to PPD, at which time revenue from the sale of these rights to PPD would be recognized. Furthermore, the Company has determined that deferral of these costs is not appropriate as the Company cannot ascertain future recoverability.

License Agreement with Arius, page F-30

88.	Please expand your disclosure to include the termination provisions of this agreement. Please also consider similar disclosure for the Mayo agreement.

RESPONSE: The Company has revised this disclosure to discuss the termination provisions of the Arius and Mayo Foundation agreements. Please see page F-39 of Amendment No. 1 for the relevant discussion of the Arius agreement and F-38 for the discussion of the Mayo agreement.

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Note 12. Stockholders’ Equity, page F-33

89.	The options and warrants with exercise prices from $.01 to $1.00 should be disaggregated in the table on page F-38 in order to provide ranges that are more meaningful. Refer to paragraph 48 of FAS 123.

RESPONSE: The options and warrants with exercise prices from $0.01 to $1.00 have been segregated into ranges of $0.01-$0.50 and $0.51-$1.00. Please see page F-49 of Amendment No. 1.

Note 14. Segment Information, page F-40

90.	In accordance with paragraph 27 of SFAS 131, please disclose the amount of the measure of profit or loss for each reportable segment that is used by the chief operating decision matter. In addition, since your consolidated statements of operations break out revenues from products and services, it would appear as though additional disclosures are required in your notes to financial statements in order to comply with paragraph 37 of SFAS 131.

RESPONSE: The Company notes that SFAS 131 provides that an enterprise must report a measure of profit or loss and additional information if included in the measure of segment profit or loss by the chief operating decision maker. However, operating income (loss) is not measured by segment by the Company’s chief operating decision maker, as it is not practicable to do so in the case of the Company. However certain operating expenses (research and development and sales and marketing expenses) are measured and have therefore been disclosed. Also, as set forth in the originally filed Registration Statement, net sales, cost of sales, and gross margin have also been so disclosed, as they are measures used by the Company’s management in measuring segment profit or loss.

In addition to the foregoing, the segment financial information in Note 14 has been revised to break out revenues between products and services, as well as to clarify that all international sales were revenues from services to external customers.

Note 15. Impairment Charges, page F-41

91.	In accordance with SFAS 144, please expand your disclosure regarding the impairment of $4.7 million to discuss the facts and circumstances leading to the impairment. The disclosure should indicate the event(s) triggering impairment and why the period in which the impairment was recognized is the appropriate period.

RESPONSE: The Company has included additional disclosure in Note 15 describing the facts and circumstances surrounding the impairment associated with the Company’s acquisition of the assets and liabilities of American Prescription Providers, Inc. This additional disclosure is included on page F-53 of Amendment No. 1.

Securities and Exchange Commission

April 6, 2005

Note 17. Product Rights and Obligations, page F-43

92.	We note your disclosure regarding the agreement with Stanford University. Please include disclosure of the significant terms of this agreement in the notes to financial statements or explain why no disclosure is required.

RESPONSE: Note 17 has been modified to include a paragraph disclosing the significant terms of the agreement with Stanford University. This new disclosure is contained on page F-56 of Amendment No. 1.

93.	Explain to us why it is appropriate to recognize a liability for the amounts aggregating $4.4 million. Also clarify the difference between the $4.4 million on page F-43 and the $8.5 million on page F-44.

RESPONSE: The Company supplementally advises the Staff that the product rights obligation liability of $4.4 million represents amounts payable at the time of product acquisition that were financed on a short-term basis and payable subsequent to September 30, 2004. In contrast to the $4.4 million, the $8.5 million (i.e., the amounts disclosed as commitments) represent future annual minimum royalties under the agreements that were not obligations as of September 30, 2004, but were minimum annual commitments required to be paid under the agreements, regardless of the quantity of product sold.

BioVest International, Inc. Financial Statements

94.	Please provide to us supplementally your significance tests for determining the audited financial statement periods required for Biovest. The periods presented should not overlap periods included in the financial statements of Accentia.

RESPONSE: The Company supplementally advises the Staff that, pursuant to the “significance” tests in Rules 3-05 and 1-02(w) of Regulation S-X, Biovest met the significant subsidiary test since the Company’s $20 million investment in and advances to Biovest exceeded the percentage thresholds set forth in Rule 3-05(b)(2). Specifically, the Biovest acquisition satisfied the 50% threshold set forth in Rule 3-05(b)(2)(iv). In addition, Rule 3-05(b)(2)(iv) provides that, if an acquisition meets the 50% threshold, then “financial statements for the earliest of the three fiscal years required may be omitted if net revenues reported by the acquired business in its most recent fiscal year are less than $25 million.” Accordingly, the rule permits the Company to omit the financial statements for the earliest of the three fiscal years (i.e., the fiscal year ended September 30, 2001) since the net revenues of Biovest for the most recently completed fiscal year prior to the acquisition (i.e., the fiscal year ended September 30, 2002) were $11,279,000. As a result, the financial statements for Biovest’s fiscal year ended September 30, 2001 have been omitted.

In addition to the foregoing, in order to eliminate the overlap between Biovest’s and the Company’s financial statements, the audited results for Biovest’s year ended September 30, 2003 have been deleted, and the audited Biovest financial statements for the year ended

Securities and Exchange Commission

April 6, 2005

September 30, 2002 are now presented with unaudited Biovest statements for the nine months ended June 2003. Please see page F-65 of Amendment No. 1.

TEAMM Pharmaceuticals, Inc. Financial Statements

95.	We note that the results for TEAMM have been included in Accentia’s consolidated financial statements since the date of acquisition (April 2003). The pre-acquisition financials that are presented are as of December 31, 2002. Therefore, there is a gap of more than three months between pre-acquisition and post-acquisition audited financial statements. Please provide interim information for the period following TEAMM’s latest pre-acquisition fiscal year end but prior to its acquisition by Accentia.

RESPONSE: The acquisition date for TEAMM was April 1, 2003. Based on that acquisition date, we believe no interim information is required since the interim period is not more than three months. The acquisition date has been clarified in the notes to the financial statements.

Statements of Stockholder’s Equity (Deficit), page F-78

96.	Please label the 2001 information as reviewed.

RESPONSE: As requested by the Staff, the 2001 information has been labeled as “reviewed” in the TEAMM financial statements beginning on page F-86 of Amendment No. 1.

Exhibit 23.1

97.	The consent should also specifically reference the report dated December 3, 2003 for BioVest International, Inc.

RESPONSE: As noted in the response to comment #94 above, the September 30, 2003 audited financial statements were supplemental and unnecessary for purposes of the registration statement and have therefore been removed. As a result, the report on these financial statements has also been deleted, and consequently a reference to this report has not been added to the consent.

98.	You indicate that you use an independent valuation firm to value intangibles purchased in acquisitions and for annual impairment analyses (page 44, for example). If the reference to valuation firms is retained, you should name the firm(s) and provide a consent from each party.

RESPONSE: In response to this comment, the Company has deleted the references to independent valuation firms, including the cited reference on page 44 of the original filing.

Securities and Exchange Commission

April 6, 2005

Exhibits

99.	We note that you have not yet filed some of your exhibits. Please be aware that when you file the exhibits, we will need time to look at them, and we may have comments.

RESPONSE: The Company acknowledges and notes this comment. Please be advised that all of the remaining exhibits have been filed with Amendment No. 1 except for Exhibits 1.1, 4.2, 5.1, and 10.29.

100.	We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in your amended Form S-1. If Alan M. Pearce, the CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing.

RESPONSE: The signature page has been revised to indicate in parentheses that Mr. Pearce serves as principal financial and accounting officer of the Company, and Mr. Pearce’s signature is included in Amendment No. 1. Dr. O’Donnell’s signature line has also been revised to indicate that he serves as the Company’s principal executive officer.

Please do not hesitate to contact the undersigned at (813) 225-4122 if you have any questions or comments regarding the foregoing responses or the Registration Statement.

Very truly yours,

/s/ Curt P. Creely
Curt P. Creely

Enclosures